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<u>Dated this 16th day of January 2003</u>

TELKOM SA LIMITED

THINTANA COMMUNICATIONS LLC

SBC INTERNATIONAL MANAGEMENT SERVICES INC.

and

TELEKOM MANAGEMENT SERVICES SDN. BHD.

STRATEGIC SERVICES AGREEMENT

BOWMAN GILFILLAN INC
9th Floor, Twin Towers West
Sandton City
Sandton 2146
Telephone: (011) 881-9800
Fax 883-4505

CONTENTS

APPENDIX 1:   MANAGEMENT STRUCTURE

APPENDIX 2:   SCHEDULE OF AUTHORISATIONS

APPENDIX 3:   LONG-TERM PERSONNEL PAYMENT SCHEDULE

APPENDIX 4:   SHORT-TERM PERSONNEL PAYMENT SCHEDULE

APPENDIX 5:   AGGREGATE ANNUAL PAYMENT SCHEDULE

THIS STRATEGIC SERVICES AGREEMENT is made this 16th day of January 2003

AMONG

TELKOM SA LIMITED, a company incorporated under the laws of the Republic of South Africa and having its registered office at Telkom Towers North, 152 Proes Street, Pretoria, South Africa ("Telkom");

THINTANA COMMUNICATIONS LLC, a limited liability company organised under the laws of the State of Delaware of the United States of America and having its registered office at #2 Read's Way, Suite 117, Corporate Commons, New Castle, Delaware 19720, United States of America (the "SEP");

SBC INTERNATIONAL MANAGEMENT SERVICES, INC., a corporation organised under the laws of the State of Delaware of the United States of America and having its registered office at #2 Read's Way, Suite 117, Corporate Commons, New Castle, Delaware 19720, United States of America ("SBCI-MSI"); and

TELEKOM MANAGEMENT SERVICES SDN. BHD., a corporation organised under the laws of Malaysia and having its principal offices located at Wisma Telekom, Jalan Pantai Baru, 50672 Kuala Lumpur ("TMS").

WHEREAS:

A. The SEP owns 30% (thirty percent) of the share capital of Telkom and has established a strategic alliance with respect to Telkom.

B. In furtherance of such strategic alliance, Telkom and the SEP will continue to transform Telkom into an economically successful world-class telecommunications operator.

C. SBCISA and TMA are members of the SEP.

D. In furtherance of the strategic objective identified in Recital B above, the SEP has agreed to continue to provide (or cause to be provided) certain personnel to Telkom, to provide the Strategic Services on the terms and conditions of this Agreement.

E. SBCI-MSI, an Affiliate of SBCISA, is an international telecommunications management company with extensive expertise and experience related to the management and operation of telecommunication networks that provide a wide range of wireline and wireless technology that supports voice, data and video services.

F. TMS, an Affiliate of TMA, is a management company with extensive expertise and experience in the area of telecommunications, and specifically in competitive environments.

G. SBCI-MSI and TMS have agreed to provide personnel at the request and direction of the SEP to provide the Strategic Services to Telkom on the terms and conditions of this Agreement.

1.   **DEFINITIONS AND INTERPRETATION**

1.1   In this Agreement and the preamble above:

1.1.1   "Affiliate"   means in relation to any person, any other person which controls, is controlled by, or is under common control with the first person (where control is the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of any person through ownership of shares, debentures, partnership interests or otherwise) and shall include, without limitation, when used with respect to (a) any person, any subsidiary of such person; and (b) the SEP, Affiliates of the SEP and those of its owners, provided that for the purposes of this Agreement, Telkom shall not be considered an Affiliate of the SEP or any of the Affiliates of the SEP's owners;

1.1.2   "this Agreement"   means this Strategic Services Agreement, as amended from time to time;

1.1.3   "Board"   means the board of directors of Telkom;

1.1.4   "CEO"   means the incumbent for the time being of the ST Position of "CEO Telkom Group";

1.1.5   "COO"   means the incumbent for the time being of the ST Position of "COO Telkom";

1.1.6	"CSO"	means the incumbent for the time being of the ST Position of "CSO";
1.1.7	"Commencement Date"	means the first day following that on which the whole of this Agreement becomes unconditional in terms of Clause 2.4 below;
1.1.8	"Dollars" or "US$"	means the lawful currency for the time being of the United States of America;
1.1.9	"Exchange Control Approvals"	means any and all exchange control or similar governmental approvals which shall, from time to time, be required for the payment by Telkom of the amounts provided for herein in connection with the provision of the Strategic Services or for the transfer of such amounts from South Africa to any other jurisdiction;
1.1.10	"GE-HR"	means the incumbent for the time being of the ST Position of "GE-HR";
1.1.11	"Historically Disadvantaged Individuals"	means South African persons historically discriminated against on the basis of race, colour, origin or gender in South Africa;
1.1.12	"HRRC"	means the 'Human Resources Review Committee of the Board established pursuant to Telkom's Articles of Association;
1.1.13	"Initial Strategic Services Agreement"	means the Strategic Services Agreement dated 14 May 1997, as amended by Addendum No. 1 to it dated as of 15 May 2002, among the Parties and which is superseded by this Agreement on and with effect from the Commencement Date;

1.1.14	"Long-Term Personnel"	means Personnel who are assigned to work in South Africa for not less than 1 (one) year;
1.1.15	"Malaysian Personnel"	means Personnel who immediately prior to providing Strategic Services to Telkom were domiciled in Malaysia;
1.1.16	"Management Structure"	means the management structure of Telkom, as of the Commencement Date, as shown in Appendix 1 attached hereto and as may be amended from time to time;
1.1.17	"Minister"	means the Minister for Communications of the Government of South Africa;
1.1.18	"MTSA"	means the Management and Technical Services Agreement, dated 26 February 1997 among the SEP, SBCI-MSI and TMS;
1.1.19	"Original Shareholders' Agreement"	means the shareholders' agreement among Telkom, the Minister and the SEP dated 14 May 1997, as amended by amendment No. 1 dated 18 February 1999, which is being terminated in terms of a termination agreement which is being entered into among the same parties at or about the same time as this Agreement;
1.1.20	"Other Personnel"	means Personnel who are not Malaysian Personnel or US Personnel;
1.1.21	"Parties"	means the parties to this Agreement, and a "Party" means any one of them as the context may require;

1.1.22	"Permit"	shall mean any work, residence, immigration or other permit, licence or clearance which, under the laws of South Africa, is required to be obtained and/or maintained by the SEP, any Personnel Provider and/or Personnel in connection with the provision of the Strategic Services hereunder;
1.1.23	"Personnel"	means persons who provide Strategic Services under this Agreement;
1.1.24	"Personnel Provider"	means, with respect to any Personnel, any person which directly or indirectly provides such Personnel to Telkom at the request of the SEP for the purpose of providing the Strategic Services; and for purposes of this Agreement, shall include, without limitation, SBCI-MSI and TMS (to the extent they provide Personnel pursuant to Clause 4 of this Agreement); and such other Affiliates of SBCISA and TMA respectively, chosen by the SEP in its sole and absolute discretion, which may from time to time provide Personnel at the request of the SEP to perform the Strategic Services as contemplated by this Agreement;
1.1.25	"PSTS Licence"	means the licence for the provision of public switched telecommunication services issued to Telkom by the Minister pursuant to Section 36 of the Telecommunications Act;
1.1.26	"Restated Shareholders' Agreement"	means the new shareholders' agreement which is being entered into among the Minister and the SEP at or about the same time as this Agreement, and which will replace the Original Shareholders' Agreement;

1.1.27	"SBCI"	means SBC International Inc., a company incorporated under the laws of the State of Delaware of the United States of America, and a parent company of SBCISA and SBCI-MSI on the date hereof;
1.1.28	"SBCISA"	means SBC International South Africa LLC, a limited liability company organised under the laws of the State of Delaware of the United States of America;
1.1.29	"Schedule of Authorisations"	means the schedule or other record of the nature and extent of any authorities conferred on members of the Management Structure set forth in Appendix 2 attached hereto;
1.1.30	"Search Committee"	means a committee of Telkom constituted in accordance with the provisions of Clause 8.1.2 below;
1.1.31	"SEP Appointee"	means an incumbent for the time being of an SEP Position;
1.1.32	"SEP Class B Positions"	means the positions identified in the Management Structure by the letter "B" as "SEP Appointments";
1.1.33	"SEP Class B* Positions"	means the positions identified in the Management Structure by the letter "B*" as "SEP Appointments" which, when the Management Structure was adopted, were being filled by Historically Disadvantaged Individuals in anticipation of the Transition Period as contemplated in clause 4.05(c) of the Original Shareholders' Agreement;
1.1.34	"SEP Class C	means the USM Positions identified in the

	Positions"	Management Structure by the letter "C" as "SEP Appointments", but to be made only as and when requested by Telkom and agreed to by the SEP in accordance with the provisions of Clause 7.2 below;
1.1.35	"SEP Positions"	means the positions which the SEP is entitled to fill in terms of the Management Structure, being the SEP Class B Positions, the SEP Class B* Positions and the SEP Class C Positions;
1.1.36	"SEP Strategic Positions"	means the 2 (two) positions shown in the Management Structure as "◇2 Group Executives B" with reporting lines to the CEO;
1.1.37	"Shares"	means the ordinary shares of Telkom, each of R10,00 par value or such other value determined in accordance with the Memorandum and Articles of Association of Telkom;
1.1.38	"Share Transfer Agreement"	means the Share Transfer Agreement among the SEP, Telkom and the Minister dated 26 March 1997;
1.1.39	"Short-Term Personnel"	means Personnel who are assigned to work in South Africa for less than 1 (one) year;
1.1.40	"Signature Date"	means the date on which this Agreement is last signed by the Parties;
1.1.41	"Significant Shareholder"	shall have the meaning ascribed to it in the Restated Shareholders' Agreement;
1.1.42	"South Africa"	means the Republic of South Africa;

1.1.43	"ST Positions"	means the separate positions shown in the Management Structure for which specific titles are shown in an abbreviated form, such as "CTO", "CFO", "ME Bus/Govt", "GE Corp Corns" and "MD TDS" (which are mentioned by way of examples only), and shall include the SEP Strategic Positions, and which are all the positions shown in the Management Structure other than the USM Positions;
1.1.44	"Strategic Services"	means certain management and technical services and advice to be provided to the Telkom Group by Personnel in accordance with the terms and conditions of this Agreement which relate to the following: business management, oversight of personnel matters, development and implementation of marketing plans and other corporate strategies, network planning and supervision, network operations, budget planning, payroll processing, internal financial support services, technical advice and assistance, regulatory compliance, customer billing and other related services;
1.1.45	"Telecommunications Act"	means the Telecommunications Act, No. 103 of 1996 of the laws of South Africa as in effect on the date hereof and as amended from time to time;
1.1.46	"Telkom Group"	means Telkom, its subsidiaries and Affiliates from time to time and shall be deemed to include Vodacom;
1.1.47	"Telkom Positions"	means the positions identified in the Management Structure by the letter "A" as positions to be filled by Telkom;

1.1.48	"TMA"	means Telekom Malaysia Africa Sdn. Bhd., a corporation organised under the laws of Malaysia;
1.1.49	"TMB"	means Telekom Malaysia Berhad, a company incorporated under the laws of Malaysia and the ultimate parent company of TMA and TMS;
1.1.50	"Transition Period"	means the period defined as such in the Original Shareholders' Agreement;
1.1.51	"US Personnel"	means Personnel who immediately prior to providing Strategic Services to Telkom were domiciled in the United States;
1.1.52	"USM Positions"	means the 24 (twenty-four) positions for senior managers shown in the Management Structure as "# Senior Managers B" and "V Senior Managers C" whose reporting lines are flexible in the Management Structure and for whom no specific titles are designated; and
1.1.53	"Vodacom"	means each of Vodacom Group (Proprietary) Limited, Vodacom (Proprietary) Limited and their subsidiaries.

1.2   In this Agreement and the preamble above:

1.2.1   references to a person include, without limitation, an individual, firm, a body corporate and an unincorporated association of persons;

1.2.2   references to a natural person include his or her estate and personal representatives;

1.2.3   references to a Party include references to the successors or permitted assigns and transferees of its rights and/or obligations (immediate or otherwise) of that Party;

1.2.4   references to a 'subsidiary' shall be construed as references to a subsidiary as defined in the Companies Act, 1973 as at the Signature Date;

1.2.5   references to a statute or statutory provision include any statute or statutory provision which amends, extends, consolidates or replaces the same, or which has been amended, extended, consolidated or replaced by the same, and shall include any orders, regulations, instruments or other subordinate legislation made under the relevant statute;

1.2.6   the singular shall include the plural and words importing the masculine gender shall include the feminine and neuter genders, and vice versa.

1.3   Clauses 1.1 and 1.2 above apply unless the contrary intention appears.

1.4   The headings in this Agreement do not affect its interpretation and references to Clauses are references to clauses to this Agreement.

1.5   Any Annex, Appendix or Schedule to this Agreement shall take effect as if set out in this Agreement and references to this Agreement shall include its Annexes, Appendices and Schedules.

2.   SUSPENSIVE CONDITION

2.1   The provisions of this Clause 2 and Clauses 1, 14, 18, 19, 20, 21, 22, 23, 24, 25, 26, 27, 28, 29, 30, and 31 shall take effect and become operative immediately upon the Signature Date.

2.2   Subject to Clause 2.1 above, the whole of this Agreement shall be subject to the fulfilment of the suspensive condition that by 30 November 2003 or by such later date as may be agreed upon in writing by the Parties before 30 November 2003 any necessary Exchange Control Approvals required for entering into and implementing this Agreement are duly obtained in writing in accordance with the requirements of those Regulations.

2.3   If the suspensive condition referred to in Clause 2.2 above is not fulfilled by 30 November 2003 or by such later date as may be agreed upon in writing by the Parties before 30 November 2003 then the provisions of this Agreement that are suspended shall not take effect and those that have taken effect and become operative shall fall away, unless otherwise agreed in writing by the Parties.

2.4   If the suspensive condition referred to in Clause 2.2 above is fulfilled then all the provisions of this Agreement, which were suspended, in terms of Clause 2.2 above shall also take effect and become operative, and the whole of this Agreement shall accordingly become unconditional.

2.5   Each Party shall sign all such documents and do everything else that may reasonably be required of it by the other Parties to bring about the fulfilment of the suspensive condition referred to in Clause 2.2 above, and all of the Parties shall co-operate with each other in all respects to that end.

3.   STRATEGIC SERVICES AND PERSONNEL

3.1   From the Commencement Date until the expiration or termination of this Agreement in accordance with Clause 17 below, and, subject to the provisions of this Agreement, the SEP shall, subject to obtaining any Permits, be entitled and obligated to provide Personnel to Telkom to serve as SEP Appointees to provide Strategic Services to Telkom, provided such Personnel are appointed in compliance with the provisions of this Agreement.

3.2   All candidates for SEP Positions submitted to Telkom pursuant to this Agreement shall be selected in the sole and absolute discretion of the SEP.

Such discretion shall include whether Personnel are Malaysian Personnel, US Personnel or Other Personnel.

3.3   Subject to the provisions of this Agreement, all SEP Appointees shall be appointed, dismissed and replaced by Telkom at the exclusive direction of the SEP, and the SEP shall be entitled to require the removal and replacement of all SEP Appointees with or without cause from time to time, in its sole discretion.

3.4   Subject to Clause 9 1 below, no SEP Appointee shall be dismissed without the SEP's approval except by the Board for gross incompetence, breach of any of Telkom's policies against discrimination (based on, *inter alia, race,* sex, national origin or colour) or repeated or significant breaches of any other policies of Telkom, breach of duty to Telkom or other just cause   If any SEP Appointee is removed pursuant to this Clause 3 4, then the SEP shall be entitled to appoint such person's replacement, it being expressly agreed that the SEP's rights with respect to SEP Appointees shall not be affected in any manner by such removal.

3.5   The SEP shall be entitled to provide to Telkom (or arrange to be provided to Telkom) Long-Term Personnel and Short-Term Personnel as SEP Appointees, for purposes of this Agreement and Telkom shall be obliged to appoint such Personnel to perform Strategic Services, provided that:

3.5.1   except as otherwise provided in this Agreement, the fees payable by Telkom to the SEP and all Personnel Providers hereunder in connection with their provision of Personnel, shall not exceed the annual amounts set forth in Appendix 5; and

3.5.2   if in any such year, amounts payable under this Agreement to the SEP and Personnel Providers exceed in the aggregate the amount set forth in Appendix 5 with respect to such year, Telkom and the SEP shall negotiate in good faith to reach agreement regarding additional fees, if any, to be paid by Telkom to the SEP or any Personnel Provider for Personnel thereafter provided to Telkom during such year.

3.6   Subject to Clause 4 below, the SEP, in its sole and absolute discretion may, from time to time, substitute (or arrange for the substitution of) Malaysian Personnel or US Personnel provided to Telkom to provide the Strategic Services with Other Personnel (and vice versa). In the event that any Other Personnel are provided to Telkom to provide Strategic Services, Telkom shall pay a fee to the SEP or the Personnel Provider which provides such Personnel, as applicable, with respect to any such other Personnel, in accordance with Clause 11 in an amount equal to the corresponding fee set forth with respect to US Personnel in Appendices 3 or 4, as applicable, except that if (i) such Other Personnel are domiciled in South Africa prior to their appointment by the SEP to provide the Strategic Services and (ii) such Other Personnel is appointed to fill a SEP Position other than a ST position, then the fee payable shall be commensurate with the amount normally paid to a South African counterpart employed by Telkom.

3.7   Telkom shall be obliged to accept Personnel provided to it by the SEP or a Personnel Provider pursuant to this Clause 3 in the position for which they are provided. No Personnel provided by the SEP or any Personnel Provider to Telkom hereunder shall be deemed an employee or agent of Telkom by virtue of such arrangement but such Personnel shall nevertheless comply with Telkom's policies, codes of conduct and delegation of authority applicable generally to all Telkom employees as if such Personnel were Telkom employees. No Personnel provided to Telkom by any Personnel Provider hereunder shall be deemed an employee or agent of the SEP. In addition, all such Personnel shall be subject to the normal appraisal procedures for employees of Telkom as if they were employees of Telkom and the results of such appraisals shall be taken into account by the SEP and any other Personnel Provider.

3.8   Notwithstanding any provision contained in this Clause 3 to the contrary, upon mutual agreement by the SEP and the CEO (on behalf of Telkom), the SEP may fill an SEP Position with a Telkom employee, or a South African national currently residing in South Africa as a Telkom employee, provided that:

3 8.1   such employee shall be employed by Telkom and be subject to Telkom's conditions of employment;

3 8.2   the SEP shall retain the right to terminate or otherwise remove or replace such Telkom employee or South African national in its sole discretion and to fill a vacancy arising upon the termination of the employment of such Telkom employee; and

3.8.3   Telkom shall be liable directly to such Personnel for the payment of all remuneration (including all perquisites) payable to them, and none of which shall be credited against the aggregate annual payment set forth in Appendix 5.

3.9   An appointment under Clause 3.8, including but not limited to Clause 3.8.2 above, shall not be interpreted as a modification of SEP Positions or a relinquishment of an SEP Position from the Management Structure for purposes of Clause 13.2 below, however, all the SEP rights with respect to such position shall be suspended until the position becomes vacant.

3.10   The Parties agree that the SEP Appointees will use reasonable efforts to inform the relevant Telkom managers of and co-ordinate with Telkom leave, holidays, and other absences. The SEP shall give due consideration to performance at Telkom when making internal personnel decisions related to SEP Appointees.

4.   PROVISION OF PERSONNEL BY SBCI-MSI AND TMS

4.1   SBCI-MSI shall, upon the request of and in consultation with the SEP, provide Personnel to Telkom for the purposes of Clause 3 above. Such Personnel may be either US Personnel or Other Personnel and shall be removed and replaced by SBCI-MSI upon the request of the SEP from time to time; provided that SBCI-MSI shall be entitled to provide Personnel hereunder who are not employed by SBCI-MSI or any of its Affiliates at the time that SBCI-

MSI proposes to provide such Personnel to Telkom, only with the prior written consent of TMA, such consent not to be unreasonably withheld.

4.2   TMS shall, upon the request of and in consultation with the SEP, provide Personnel to Telkom for purposes of Clause 3 above. Such Personnel may be either Malaysian Personnel or Other Personnel and shall be removed and replaced by TMS upon the request of the SEP from time to time; provided that TMS shall be entitled to provide Personnel hereunder which are not employed by TMS or any of its Affiliates at the time that TMS proposes to provide such Personnel to Telkom, only with the prior written consent of SBCISA, such consent not to be unreasonably withheld.

4.3   The Parties hereby acknowledge that neither SBCI-MSI nor TMS shall provide Personnel to Telkom except at the request of, and in consultation with, the SEP in accordance with Clauses 4.1 and 4.2 above, as applicable.

5.   ADDITIONAL CONTRIBUTION

In the event that, during the term of this Agreement, the members of the SEP or any of their respective Affiliates sell, licence or otherwise generally make available technology or intellectual property (e.g. patented software, technical information or know how) to third parties, the SEP undertakes to use its reasonable endeavours to cause such members or Affiliates, as applicable, to offer such technology or intellectual property, as the case may be, to Telkom on terms and conditions which are no less favourable than those upon which such members or Affiliates actually provide such technology or intellectual property to any such third party.

6.   ST POSITIONS

Current incumbents

The Parties acknowledge that each one of the ST Positions has been since 1 May 2002, and still is, filled by an incumbent who has been duly appointed in accordance with the requirements of the Original Shareholders' Agreement and where applicable the Initial Strategic Services Agreement.

7.   **USM POSITIONS**

7.1   **<u>Appointments to USM Class B Positions</u>**

The SEP shall be entitled to provide Personnel to Telkom to serve as SEP Appointees for the USM Positions which are SEP Class B Positions and Telkom shall be obliged to accept such Personnel in those positions in accordance with the following provisions:

7.1.1   for Telkom's financial year ending 31 March 2003, the SEP may provide a maximum of 15 (fifteen) persons at any one time to be appointed by Telkom as SEP Appointees for the USM Positions in question;

7.1.2   for Telkom's financial year ending 31 March 2004, the SEP may provide a maximum of 12 (twelve) persons at any one time (which shall include persons already appointed in terms of Clause 7.1.1 above) to be appointed by Telkom as SEP Appointees for the USM Positions in question;

7.1.3   for the period from 1 April 2004 until the expiration or termination of this Agreement in accordance with Clause 17 below, the SEP may provide a maximum of 3 (three) persons (which shall include per sons already appointed in terms of Clauses 7.1.1 and 7.1.2 above) at any one time to be appointed by Telkom as SEP Appointees for the USM Positions in question;

7.1.4   each person so accepted by Telkom as an SEP Appointee shall be appointed for at least 18 (eighteen) months but not more than 36 (thirty-six) months, to provide the Strategic Services on the same terms as other Personnel provided by or for the SEP in terms of this Agreement;

7.1.5   for the avoidance of doubt, Telkom shall be obliged to reimburse the SEP for each such SEP Appointee in accordance with Appendix 3 of this Agreement, provided that the aggregate payments by Telkom to the SEP in any year do not exceed the amounts set forth in Appendix 5. If such aggregate amounts exceed the amounts set forth in Appendix 5, the provisions of Clause 3.5.2 above shall apply.

7.2   **Appointments to USM Class C Positions**

Upon request from Telkom, the SEP shall provide Personnel to Telkom to serve as SEP Appointees for the USM Positions which are SEP Class C Positions, in accordance with the following provisions:

7.2.1   for Telkom's financial year ending 31 March 2003, Telkom may require the SEP to provide up to 9 (nine) persons at any one time to be appointed as SEP Appointees for the USM Positions in question;

7.2.2   for Telkom's financial year ending 31 March 2004, Telkom may request the SEP to provide a maximum of 12 (twelve) persons (which shall include persons already appointed in terms of Clause 7.2.1) to be appointed as SEP Appointees for the USM Positions in question;

7.2.3   each person so appointed by Telkom as an SEP Appointee shall be appointed for at least 18 (eighteen) months but not more than 36 (thirty-six) months, to provide Strategic Services on the same terms as other Personnel provided by or for the SEP in terms of this Agreement, including Appendix 3, provided that the cost for such Personnel shall not be credited against the aggregate annual payment set forth in Appendix 5.

7.3   <u>**Reporting Lines determined by the SEP**</u>

The Parties acknowledge that the reporting lines -

7.3.1   for the 12 (twelve) USM Positions which are SEP Class B Positions and may be filled by SEP Appointees during Telkom's financial year ending 31 March 2004, have not yet been determined but shall be determined initially by the SEP by 1 February 2003; and

7.3.2   for the 3 (three) USM Positions which are SEP Class B Positions and may be filled by SEP Appointees from time to time during the period from 1 April 2004 until the expiration or termination of this Agreement in accordance with Clause 17 below, have not yet been determined but shall be determined initially by the SEP by 1 February 2004.

7.4   <u>**Reporting Lines determined by Telkom**</u>

The Parties acknowledge that the reporting lines for the 12 (twelve) USM Positions which are SEP Class C Positions and may be filled by SEP Appointees during Telkom's financial year ending 31 March 2004, have not yet been determined but shall be determined by Telkom by 1 February 2003.

8.   <u>**VACANCIES**</u>

8.1   <u>**Telkom Positions**</u>

8.1.1   Any vacancy in a Telkom Position shall be filled by a person nominated by the CEO acting on behalf of Telkom, provided that:

(a)   the CEO will have consulted the HRRC before making his nomination; and

(b)   the person so nominated will have been approved beforehand by the Search Committee.

8.1.2   For the purposes of Clause 8.1.1 above:

        (a)   the Search Committee shall be an informal committee comprising such persons as the CEO may appoint from time to time, but shall always include at least the GE-HR and the COO or their authorised delegates;

        (b)   decisions of the Search Committee shall be determined by a majority vote.

8.2   **SEP Positions**

8.2.1   Any vacancy in an SEP Position shall be filled in accordance with a two part consultative process as follows:

        (a)   first, if a suitably qualified Historically Disadvantaged Individual is available for the position in question, the vacancy shall be filled in accordance with the provisions of Clause 8.1 above, as if it were a Telkom Position, provided that the position shall nonetheless continue to be regarded for all purposes until the termination of this Agreement as an SEP Position; and

        (b)   second, if a suitably qualified Historically Disadvantaged Individual is not available within 60 (sixty) days from the date on which the vacancy occurs, the vacancy shall:

            (i)   if it is for an ST Position, be filled in accordance with the provisions of Clause 8.2.3 below; or

            (ii)   if it is for a USM Position, be filled in accordance with the provisions of Clause 8.2.6 below.

8.2.2   For the purposes of Clause 8.2.1 above a "vacancy" shall be regarded as having occurred when the incumbent of the SEP Position actually vacates that position by ceasing to render the services he was obliged to render.

8.2.3   For the purposes of Clause 8.2.1(b)(i) above, where the vacancy to be filled is for an ST Position, it shall be filled in accordance with the provisions of this Agreement, only after the following further consultative process has been followed:

(a)   after the SEP has selected a candidate for the position in question, in accordance with the provisions of this Agreement, it shall nominate the candidate for approval by the CEO and the GE-HR, by giving written notice ("the nomination notice") of its nomination to the CEO on Telkom's behalf, together with the candidate's employment credentials;

(b)   on receipt of the nomination notice, the CEO may call for such further information about the candidate so nominated (the "nominee") as he may reasonably require, and also for an interview either in person or by telephone, by any one or more of himself, the GE-HR and the chairman for the time being of the HRRC;

(c)   if the nominee is approved by the CEO and the GE-HR, the nominee shall be appointed to fill the ST Position in question;

(d)   if the nominee is not acceptable to the CEO and the GE-HR and is rejected by them, they shall within 10 (ten) days from the date the CEO receives the nomination notice, notify the SEP in writing to that effect, ("the rejection notice") and such notice shall include the reasons for the rejection;

(e)   upon receipt of any rejection notice in terms of Clause 8.2.3(d) above, the SEP may either refer the appointment of its nominee to the HRRC for determination or propose another nominee for the ST Position in question;

(f)   if the SEP refers the appointment of its nominee to the HRRC for determination then a decision of the majority of the members of the HRRC shall be final and binding on the Parties;

(g)   if the SEP proposes another nominee then the procedures set out in this Clause 8.2.3 shall apply and be followed all over again, *mutatis mutandis.*

8.2.4   If the appointments of 2 (two) different candidates nominated by the SEP for a particular ST Position are referred to the HRRC for determination in terms of Clause 8.2.3(f) and both are rejected by the HRRC, then Telkom shall be obliged to appoint to the ST Position in question a 3rd (third) candidate selected by the SEP in its sole discretion.

8.2.5   If the consultative process referred to in Clause 8.2.3 in respect of any candidate nominated by the SEP for a particular ST Position is not completed within 30 (thirty) days from the date on which the nomination notice is given to the CEO in terms of Clause 8.2.3(a), then such candidate shall be deemed to have been approved in terms of Clause 8.2.3(c) and Telkom shall be obliged to appoint such candidate to the ST Position in question. The provisions of this Clause 8.2.5 shall not however apply where the delay is caused by any act or omission of the SEP.

8.2.6   For the purposes of Clause 8.2.1 (b)(ii) above, where the SEP Position to be filled is for a USM Position, it shall be filled in accordance with the provisions of this Agreement, but only after following the same further consultative process as that prescribed in Clauses 8.2.3, 8.2.4 and 8.2.5 above, the provisions of which shall accordingly apply *mutatis mutandis,* except that the SEP's nominee shall be subject to the approval of the CEO, GE-HR and the executive to whom the nominee, if appointed, would have to report in terms of the Management Structure, and each of whom shall be entitled to require an interview with the nominee, either in person or by telephone.

8.3   Notwithstanding anything to the contrary contained elsewhere in this Agreement, -

8.3.1   the provisions of Clauses 8.2.1 and 8.2.2 shall not apply to a vacancy in any of the following SEP Positions:

(a)   the ST Position of "COO Telkom", "CSO" or "Comptroller";

(b)   at least 3 (three) of the USM Positions which are SEP Class B Positions and may be filled by SEP Appointees until the end of Telkom's financial year ending 31 March 2004;

(c)   the 3 (three) USM Positions which are SEP Class B Positions and may be filled by SEP Appointees for the period from 1 April 2004 until the expiration or termination of this Agreement in accordance with Clause 17 below;

8.3.2   the provisions of Clauses 8.2.3, 8.2.4 and 8.2.5 shall apply to the SEP Positions referred to in Clause 8.3.1.

9.   **REMOVALS**

9.1   Notwithstanding the provisions of Clause 3 4 above, any SEP Appointee appointed after the Commencement Date, other than the SEP Appointees referred to in Clause 8.3.1, may be removed by the CEO, acting on behalf of Telkom, for any reasonable cause, but only during the period of 3 (three) months after the first 2 (two) months and before the end of the first 5 (five) months from the date of his or her appointment Thereafter the provisions of this Clause 9 1 shall no longer apply in respect of the SEP Appointee in question.

9.2 The SEP shall in any event continue to be entitled under Clause 3.3 above to remove any SEP Appointees with or without cause from time to time in its discretion.

9.3 Any vacancy in an SEP Position which results from a removal of an SEP Appointee in terms of Clause 9.1 or Clause 9.2 above shall be filled in accordance with the applicable provisions of Clause 8 above.

10. **TRANSFORMATION**

10.1 Any incumbent of an SEP Position who is not an Historically Disadvantaged Individual may by agreement between Telkom and the SEP be replaced at any time during the term of this Agreement by a suitably qualified Historically Disadvantaged Individual, after following the procedure referred to in Clause 8.1 above for filling a vacancy in a Telkom Position, as if the replacement were a nominee for a Telkom Position.

10.2 In any event, if the CEO on behalf of Telkom is of the opinion that the incumbent of any SEP Position can and should be replaced by an Historically Disadvantaged Individual, he may seek such replacement without the agreement of the SEP by referring the matter to the HRRC for determination. Any determination by the HRRC of any such matter referred to it by the CEO shall be final and binding on the Parties, provided that the determination is made unanimously by all the members present at a meeting of the HRRC, including in attendance at least 1 (one) member of that committee appointed by the SEP.

10.3 The Parties record, for the avoidance of any doubt, that if any incumbent of an SEP Position has at the Commencement Date been replaced by an Historically Disadvantaged Individual or is after the Commencement Date replaced by an Historically Disadvantaged Individual pursuant to the provisions of Clauses 10.1 or 10.2 above, the position which is or will then be held by that Historically Disadvantaged Individual shall not be regarded as an

SEP Position and the provisions of Clause 3.9 above shall apply to that position, *mutatis mutandis.*

10.4   Notwithstanding anything to the contrary contained elsewhere in this Agreement, the provisions of this Clause 10 shall not apply to an incumbent of any of the SEP Positions referred to in Clause 8.3.1.

11.   COSTS AND CHARGES

11.1   Subject to other applicable provisions of this Clause 11, Telkom shall pay a fee to each person that directly provides Personnel to Telkom (i.e. the SEP or a Personnel Provider and including, if applicable and without limitation, SBCI-MSI or TMS) with respect to such Personnel as follows:

11.1.1   with respect to any Long-Term Personnel provided to Telkom to provide Strategic Services, the amount per annum (payable monthly) set forth in Appendix 3 attached hereto, pro rated for any partial year of this Agreement in which such Personnel are provided to Telkom; and

11.1.2   with respect to any Short-Term Personnel provided to Telkom to provide Strategic Services, an amount per month during each year of the term of this Agreement set forth in Appendix 4 attached hereto, pro rated for any partial month in which such Personnel are provided to Telkom.

11.2   Each person that directly provides Personnel to Telkom (i.e. the SEP or a Personnel Provider and including, if applicable and without limitation, SBCI-MSI or TMS) shall submit to Telkom monthly invoices in Dollars for all fees payable hereunder by Telkom including fees for services provided by the Personnel to Telkom in the immediately preceding month. Such invoices shall set forth the Personnel provided to Telkom by such Personnel Provider who provided Strategic Services during the period elapsed under each invoice. Telkom shall, within 30 (thirty) days from the date of such invoices, pay such monthly invoices in full as herein provided. In the event that Telkom fails to pay any amounts due under this Agreement within such 30 (thirty) day period and in the manner herein provided, any such unpaid amounts shall bear interest at the rate of 15% (fifteen percent) per annum, from the date of expiration of such 30 (thirty) day period to the date Telkom pays such amounts to the SEP or such Personnel Provider.

11.3   All amounts payable hereunder by Telkom to the SEP or any Personnel Provider (including, if applicable, SBCI-MSI and TMS) shall be paid in Dollars in New York, New York by wire transfer of immediately available funds to the respective accounts specified from time to time by the SEP or the applicable Personnel Provider. Such payments shall be made free from any set-off, withholding or deduction which, if payable in connection with any payments due or made hereunder shall be borne and paid by Telkom and such payments will be increased by any value-added tax for which the SEP or any Personnel Provider, as applicable, shall be liable in respect of such payments. In the event that Telkom is required by any law or regulation to make any deduction or withholding (on account of tax or otherwise) from any payment to be made under this Agreement, then Telkom shall, together with such payment, pay such additional amount as to ensure that the SEP and each Personnel Provider receives (free and clear of any tax or other deductions or withholdings) the full amount which it would have received if no such deduction or withholding had been required.

12.   **ADDITIONAL OBLIGATIONS**

12.1   Telkom agrees to discharge promptly all costs and obligations payable or to be performed by it in respect of the Strategic Services and will provide the Personnel with such assistance and access to its facilities, operations and staff as Telkom would ordinarily provide employees employed by Telkom in positions which are equal to (or substantially equal to) positions for which such Personnel have been provided to Telkom in terms of seniority and responsibility. Telkom further agrees to provide the SEP and each Personnel Provider with such assistance as the SEP and each Personnel Provider may reasonably request to enable the SEP and each such Personnel Provider to obtain and maintain any Permit.

12.2   The Parties agree that, upon the request of either Telkom or the SEP, but not more than once in any quarter, the CEO, COO, CSO and GE-HR shall meet and, in good faith, review the performance of the Personnel and consider whether and the extent to which the SEP should provide (or arrange for the provision of) additional Personnel to Telkom.

13. **MANAGEMENT STRUCTURE**

13.1   The Management Structure (including reporting lines for the most senior members of management, including the SEP Positions) is set forth in Appendix 1. The SEP shall be entitled to provide Personnel for the SEP Positions (being the SEP Class B Positions, the SEP Class B* Positions and the SEP Class C positions) and Telkom shall be obliged to appoint such Personnel pursuant to the terms of this Agreement.

13.2   The SEP and Telkom agree that, in accordance with the procedures set forth in this Clause 13, modification to the number of SEP Positions may be permitted to reflect changing market conditions, employee expertise levels, SEP ownership levels, and such other factors that Telkom and the SEP agree to be relevant. Further, the Parties agree:

13.2.1   The SEP may relinquish an SEP Position to which it is entitled under the Management Structure at any time, provided that in such circumstances, the SEP shall be consulted with regard to each replacement for such position appointed by Telkom at any time during a period of 1 (one) year from the date on which the SEP Position was so relinquished and Telkom shall give due consideration to the SEP's views with regard to each replacement. The SEP shall provide Telkom with official notice in accordance with Clause 20 below to confirm the SEP's relinquishment of its right to provide Personnel for such position under the Management Structure.

13.2.2   Telkom may relinquish a Telkom Position under the Management Structure at any time, provided that in such circumstances Telkom shall be consulted with regard to each replacement for such position appointed by the SEP at any time during a period of 1 (one) year from the date on which the Telkom Position was so relinquished and the SEP shall give due consideration to Telkom's views with regard to each replacement. Telkom shall provide the SEP with notice in accordance with Clause 20 below to confirm Telkom's relinquishment of its right to make appointments to such position under the Management Structure.

13.3   The extent of the authority of the members of Telkom's senior management including the SEP Appointees is set forth in the Schedule of Authorisations attached hereto as Appendix 2.

13.4   Each member of Telkom's management shall have the authority to appoint, dismiss and replace personnel subordinate to such member other than Personnel appointed by the SEP, provided that Personnel appointed by the SEP shall not have the authority to appoint, dismiss and replace Telkom personnel other than Personnel appointed by the SEP subordinate to such Personnel appointed by the SEP without prior consultation with and the approval of the CEO.

14.   SETTLEMENT OF DISPUTES

14.1   The Parties shall in good faith attempt to resolve any dispute, controversy or claim between or among any of them arising out of or relating to this Agreement or the breach, termination or invalidity thereof (hereafter, a 'dispute') amicably. Any dispute which they have been unable to resolve by mutual agreement shall be submitted to binding arbitration as provided below, at the written request of any Party in accordance with the provisions of Clause 20 of this Agreement.

14.2   Any dispute which cannot be resolved amicably shall be exclusively and finally resolved by arbitration conducted in accordance with the UNCITRAL Arbitration Rules (the 'Rules') as at present in force (except as modified below); provided that such arbitration may not be commenced unless the Parties to the dispute otherwise agree, until the 31st (thirty-first) day after the written request referred to in Clause 14.1 has been received by the other Party or Parties to such dispute. The Appointing Authority under the Rules shall be the Secretary General for the time being of the International Chamber of Commerce (the 'ICC') International Court of Arbitration.

14.3   There shall be 3 (three) arbitrators. The claimant(s), irrespective of number, shall appoint jointly one arbitrator, the respondent(s) irrespective of their number, shall appoint jointly the second arbitrator, and a third arbitrator, who shall serve as presiding arbitrator, shall be appointed as provided in the Rules. In the event that any respondent or joint respondents shall fail to appoint an arbitrator, such arbitrator shall be appointed by the Appointing Authority.

14.4   A sole respondent may join a Party other than the claimant in the arbitration within 15 (fifteen) days after receipt by the respondent of notification from the claimant of the appointment of an arbitrator, provided that the right to relief by the respondent against such joined Party depends on the determination of substantially the same question of law or fact which, if separate actions were instituted, would arise on each action. In the event of such joinder, the arbitrator to be appointed by the respondent pursuant to Clause 14.3 above shall be appointed jointly by the respondent and the joined party, and if they fail to so jointly appoint, such arbitrator shall be appointed by the Appointing Authority. Once the arbitration panel is constituted, upon the request of the claimant, the panel shall render a decision as to whether such joinder was appropriate based on the terms of this Clause 14.4, and if the arbitral panel determines that such joinder was not appropriate then it shall sever the joined claim from the pending arbitration.

14.5   The place of arbitration shall be Gauteng Province, South Africa and the award shall be deemed rendered in South Africa. The arbitrators may conduct proceedings or portions of proceedings at venues they deem convenient. The language of the arbitration shall be English. The aforegoing notwithstanding, the place of arbitration for disputes between or among the SEP, SBCISA, TMS and/or any other Personnel Provider shall be London, England.

14.6   The arbitrators shall be able to read, write and converse fluently in English. The presiding arbitrator shall not be a national of any country in which any Party or ultimate parent of such Party is domiciled.

14.7   In addition to the powers expressly provided in the Rules, the arbitrators shall have the power to:

14.7.1   investigate any matter, fact or thing which they consider necessary or desirable in connection with the dispute submitted to the arbitral panel and, for that purpose, shall have the widest powers of investigating all the books, records, documents and other materials in the possession of the Parties or under their control, and the right to make or have made copies thereof and/or take extracts therefrom and the right to have such documents or copies thereof produced and/or delivered at any place reasonably requested by the arbitrators for the aforesaid purposes;

14.7.2   inspect goods and property of the Parties;

14.7.3   question the Parties under oath (including their officers, directors and employees);

14.7.4   summon witnesses to appear at the hearing before the arbitral panel; and

14.7.5   record evidence.

The arbitrators shall hold hearings and render their award as soon as practicable.

14. 8   In connection with any arbitral proceeding commenced under this Clause 14, each Party shall have the power to:

14.8.1   request and inspect documents and other materials in the possession of any Party or under their control, make or have made copies thereof and/or take extracts therefrom and have such documents or copies thereof produced and/or delivered at any place reasonably requested by such Party for the aforesaid purposes;

14.8.2   present oral evidence at any hearing conducted before the arbitral panel;

14.8.3   interview witnesses to appear at any hearing conducted before the arbitral panel;

14.8.4   cross-examine witnesses summoned by the other Party at any hearing conducted before the arbitral panel; and

14.8.5   submit other evidence to the arbitral panel as such panel may permit.

14.9   In rendering their decision, the arbitrators shall be bound by this Agreement and shall interpret this Agreement under the laws of South Africa. In addition to the aforegoing, the arbitrators are empowered to act ex *acquo et bono* in the event that the laws or regulations of South Africa would cause an unfair result. The arbitrators' decision shall be reasoned and shall be rendered in writing, shall be final and binding upon the Parties and shall be carried into effect and may be enforced and confirmed as a judgment or an order of any competent court at the instance of either Party.

14.10   In any arbitration proceedings under this Clause 14, the arbitrators shall be empowered to award monetary damages (but excluding any damages which in the circumstances would be special damages) to the extent permitted by South African law. If one or more Parties prevails on all or substantially all of the claims of any arbitration proceedings under this Clause 14, the other Party or Parties not prevailing shall pay all fees and expenses of the arbitrators, the ICC and of such prevailing Party or Parties, including such Party's or Parties' reasonable attorneys' fees. Any monetary award made hereunder shall be made in Dollars and payable free of any tax or other deduction, and shall include:

14.10.1   interest from the date of any breach or other violation of this Agreement to the date on which such award is paid at a fair rate determined by the arbitrators; and

14.10.2   any additional amounts necessary to compensate the Party or Parties to whom such award is made pursuant to this Clause 14 for any taxes imposed on such Party or Parties or its or their owners with respect to such amount (except for income taxes payable with respect to any such award that is paid to satisfy a claim for amounts which, if paid as and when due as claimed, would have constituted taxable income to such Party or Parties).

14.11   In any arbitration proceeding under this Clause 14, the arbitrators shall be authorised to order specific performance of any obligations arising under this Agreement.

14.12   This Clause 14 shall not preclude any Party from obtaining relief by way of motion proceedings on an urgent basis or from instituting any interdict, injunction or any similar proceedings in any court of competent jurisdiction in order to preserve the subject matter to the arbitration or the availability of effective relief pending the decisions of the arbitrators. Notwithstanding anything contained in the Rules to the contrary, the Parties shall not be restricted from making any disclosures required by law or enforceable legal process, or by the rules of any securities exchange or regulatory authority having jurisdiction over any such Party.

14.13   In any arbitration proceedings under this Clause 14, the Parties shall remain bound by the provisions of Clause 18 of this Agreement.

15.   **REPRESENTATIONS, WARRANTIES AND UNDERTAKINGS**

15.1   On the date hereof, each of the SEP and Telkom represents and warrants to the other that:

15.1.1   it is a company duly incorporated or otherwise formed with limited liability and validly existing in good standing under the jurisdiction in which it is formed and has full power, authority and legal right to own its property and assets and to carry on its business subject to the terms of any licence required to be held by it to carry on such business;

15. 1. 2   it has full power, authority and legal right to enter into this Agreement and to engage in the transactions contemplated hereby and has taken or obtained all necessary corporate and other action to authorise the execution and performance of this Agreement;

15. 1. 3   this Agreement constitutes the legal, valid and binding obligation of that Party and is enforceable in accordance with its terms;

15. 1. 4   neither the execution of this Agreement nor the performance by the Party of any of its obligations or the exercise of any of its rights hereunder will conflict with or result in a breach of any treaty, law, regulation, judgment, court order, authorisation or agreement or obligation applicable to that Party or cause any limitation placed on that Party or on the powers of that Party's directors to be exceeded;

15. 1. 5   all authorisations legally required from any governmental or other authority or from the shareholders or creditors of that Party for or in accordance with the execution, validity and performance of this Agreement, other than Permits related to the provision of Personnel, have been obtained and are in full force and effect;

15. 1. 6   that Party is not in default under any treaty, law, regulation, judgment, court order, authorisation or agreement or obligation applicable to it or its assets or revenues, the consequences of which default could

materially or adversely affect its ability to perform its obligations under this Agreement;

15.1.7   no litigation, arbitration or administrative proceeding is currently taking place or pending or, to the knowledge of that Party, threatened against that Party or its assets which proceeding could materially and adversely affect the ability to perform its obligations under this Agreement;

15.1.8   that Party is generally subject to civil and commercial law and to legal proceedings and neither that Party nor any of that Party's assets or revenues is entitled to any immunity or privilege (sovereign or otherwise) from any set-off, judgment, execution, attachment or other legal process.

15.2   The SEP represents, warrants and undertakes that:

15.2.1   it has or will have the capacity, and is or will be in a position to provide, the Strategic Services to Telkom (or it is or will be in a position to cause one or more suitably qualified Personnel Providers with adequate capacity to provide the Strategic Services to Telkom);

15.2.2   it has or will have (or such Personnel Providers have or will have) the technical resources to provide the Strategic Services to Telkom;

15.2.3   it has or will have (or such Personnel Providers have or will have) available to them persons with the requisite skills, qualifications and experience to meet the SEP's obligations under this Agreement; and

15.2.4   during the term of this Agreement the facts warranted above will continue to be correct;

15.2.5   the carrying out of its obligations pursuant to this Agreement will not conflict with or constitute a breach of, or default under, any contract or agreement or arrangement to which it is a party or by which it may be bound, nor will any such action result in any violation of any treaty, law, judgment or court order save where absence of such title or conflict with, breach or default under any contract, agreement or arrangement or violation of any treaty, law, judgment or court order would not in any such case materially or adversely affect the ability of the SEP to perform its obligations under this Agreement;

15.2.6   the Strategic Services will be provided with reasonable care and skill and in a manner that is consistent with good industry practice.

15.3   Each Party undertakes that such Party shall use its reasonable endeavours to comply with and cause its Affiliates to comply with all applicable laws of South Africa, and Telkom and its Affiliates shall not at any time conduct any business or take any act which would cause the SEP, its owners, any Personnel Providers or any of their Affiliates to be in violation of such laws. Also, the SEP, SBCI-MSI and TMS shall (and the SEP shall cause each other Personnel Provider to) comply with all laws, rules and regulations applicable to them in connection with the provision of Personnel. In addition to the aforegoing, Telkom acknowledges that SBCISA, SBCI, SBCI-MSI and their Affiliates are subject to the United States Communications Act of 1934, as amended by the United States Telecommunications Act of 1996, and as amended from time to time (collectively referred to as "the US Act"), and Telkom shall not and Telkom shall cause its Subsidiaries not to take any action which would cause SBCISA, SBCI, SBCI-MSI or any of their Affiliates to be deemed to be engaged in the provision of:

15.3.1   long-distance telecommunications services (in those States where SBCISA, SBCI, SBCI-MSI or any of their Affiliates have not received authority in terms of Section 271 of the US Act); or

15.3.2   any other services which, in the opinion of SBCISA are prohibited by the US Act in the "In-Region" States as defined in Section 271(i)(1) of the US Act. The Parties acknowledge that on the Signature Date the "In-Region" States of the United States of America applicable to SBCISA, SBCI, SBCI-MSI and their Affiliates currently include the

States of California, Illinois, Indiana, Michigan, Nevada, Ohio and Wisconsin.

16. **INDEMNIFICATION**

16.1   None of the SEP, the Personnel or any Personnel Provider, any of their Affiliates, officers, directors, and each of their respective assignees, subcontractors, directors, officers, shareholders, employees or agents shall be liable to Telkom or any of its Affiliates for any claim, loss, damage or expense whatsoever sustained or incurred by Telkom or its Affiliates as a result of the actions or the failure to act of the SEP, the Personnel or such Personnel Provider, provided that the SEP shall fully indemnify and hold Telkom or any of its Affiliates, officers, directors and each of their respective assignees, subcontractors, directors, officers, shareholders, employees or agents harmless from and against any claims, damages or liabilities actual or alleged, costs and expenses, including attorneys' fees and expenses (including investigative costs) arising directly from the wilful misconduct of the Personnel in connection with the provision of the Strategic Services to Telkom, in accordance with the terms of this Agreement.   Notwithstanding anything contained herein to the contrary, none of the SEP, the Personnel or any Personnel Provider or any Affiliate thereof shall have any liability to Telkom or its Affiliates whatsoever for any indirect losses, consequential or incidental damages, including, without limitation, loss of profits or goodwill, sustained or claimed by any person, firm, company or organisation whatsoever and howsoever arising, including, without limitation, as a result of the performance or non-performance hereunder by the SEP, the Personnel or any Personnel Provider.

16.2   Telkom shall fully indemnify and hold the SEP, the Personnel, any Personnel Provider and their Affiliates and each of their respective assignees, subcontractors, directors, officers, shareholders, employees and agents, harmless from and against any claims, damages or liabilities, actual or alleged, costs and expenses, including attorneys' fees and expenses (including investigative costs) arising directly from Telkom's acts related to this Agreement, except to the extent caused by the wilful misconduct of the SEP, the Personnel or the Personnel Provider, as the case may be.

16.3   Telkom shall fully indemnify and hold the Personnel harmless from and against any claims, damages or liabilities, actual or alleged, costs and expenses including attorneys' fees and expenses, (including investigative costs) arising from acts of the Personnel to the same extent that Telkom would ordinarily indemnify its officers, directors, representatives and/or employees, as the case may be.

16.4   Telkom shall maintain officer and director insurance with respect to the Personnel as Telkom ordinarily maintains with respect to the officers and directors of Telkom generally.

17.   TERMINATION

17.1   This Agreement shall commence on the Commencement Date and shall continue in force until terminated pursuant to this Clause 17.

17.2   This Agreement shall automatically terminate upon the occurrence of any of the following:

17.2.1   mutual Agreement by the Parties; or

17.2.2   the liquidation or dissolution of either of Telkom or of the SEP.

17.3   This Agreement shall automatically terminate upon the earlier of (i) 10 (ten) days after SEP ceases to be a Significant Shareholder; provided that, at the written request of Telkom, this Agreement shall continue in effect for a period up to 120 (one hundred and twenty) days or such shorter period as agreed with the SEP, notwithstanding that the SEP ceases to be a Significant Shareholder and (ii) the later of (x) the third anniversary of the Initial Public Offering by Telkom and (y) 8 May 2007.

17.4   This Agreement shall terminate, at the option of the SEP, upon the occurrence of any of the following:

17.4.1   the failure of Telkom to pay, in the manner herein provided, any payment due hereunder within 30 (thirty) days after receipt of notice of such failure;

17.4.2   the failure of Telkom to comply with its obligations under Clause 12.1 above;

17.4.3   at any time Exchange Control Approvals terminate or lapse or are revoked and are not renewed or reinstituted;

17.4.4   the Restated Shareholders' Agreement terminates for any reason or the Minister (as therein defined) commits a breach of any of the material terms thereof;

17.4.5   the consent rights, Board and committee representation rights or any other rights granted to the SEP under the Restated Shareholders' Agreement or Telkom's Memorandum and Articles of Association are deemed or become unenforceable for any reason; or

17.4.6   Telkom ceases to be a significant provider of telecommunications services for any reason whatsoever.

17.5   In addition, this Agreement may be terminated by SBCI-MSI or TMS (with respect to themselves only) by written notice to the other Parties as follows:

17.5.1   SBCI-MSI may terminate this Agreement with respect to itself, and TMS may terminate this Agreement with respect to itself, in the event that the terminating Party (SBCI-MSI or TMS, as applicable) declares bankruptcy or seeks legal protection from its creditors;

17.5.2   SBCI-MSI may terminate this Agreement with respect to itself if none of SBCISA or any of its Affiliates owns an equity interest in the SEP; and

17.5.3   TMS may terminate this Agreement with respect to itself if none of TMA or any of its Affiliates owns any equity interest in the SEP.

Notwithstanding any provision contained herein to the contrary, a termination by either SBCI-MSI or TMS pursuant to this Clause 17.5 (as applicable, the 'Terminating Party') shall be effective only with respect to the Terminating Party and shall have no effect on the rights, obligations, or duties of any other Party hereto (all of which rights, obligations and duties shall continue in full force and effect).

17.6   If this Agreement terminates pursuant to Clauses 17.1, 17.2, 17.3 or 17.4 hereof (or with respect to a Terminating Party pursuant to Clause 17.5 hereof), all further obligations of the Parties hereto (or of such Terminating Party, as applicable) shall terminate and no damages or other compensation shall be payable by any Party (or by such Terminating Party, as applicable) except that nothing in this Clause 17.6 shall relieve any Party (or by such Terminating Party, as applicable) hereto of any liability for any breach of this Agreement that occurred prior to termination or release of any Party (or such Terminating Party, as applicable) from the continued application of any provisions of this Agreement expressed to be applicable after termination.

18.   **CONFIDENTIALITY**

18.1   The Parties recognise that any and all information, know-how and management material and expertise (collectively, 'Confidential Information') disclosed by any Party or any Personnel Provider or any of their respective employees, agents or other representatives under this Agreement or the Initial Strategic Services Agreement, or in connection with the provision of Strategic Services (whether directly or indirectly) is the exclusive property of such Party or Personnel Provider, as applicable. Subject to Clause 5, each of the Parties (the 'recipient') agrees in relation to the Confidential Information of any party (the 'owner'):

18.1.1   to use the Confidential Information of any owner solely for the purposes contemplated by this Agreement and as necessary in connection with the business and affairs of Telkom;

18.1.2   to keep such information confidential and to disclose it only to their or their Affiliates' officers, directors, employees, representatives, consultants and professional advisers or such other persons who have a need to know such information in connection with the business or affairs of Telkom or the recipient or their respective Affiliates, who are aware of the recipient's obligations of confidentiality hereunder with respect to such information and have agreed to comply with such obligations (it being understood that any recipient which discloses any Confidential Information to any other person shall be responsible for any further use or disclosure of such information in breach of the restrictions contained herein);

18.1.3   at any time requested by an owner in writing, and upon termination of this Agreement, promptly deliver (or cause to be delivered) to the owner or, if requested by the owner, destroy (or cause to be destroyed) in either case without retaining any copies thereof, all of the owner's Confidential Information in the possession or control of the recipient or its Affiliates or their respective officers, directors, employees, representatives, consultants and professional advisers. This Clause 18.1.3 is applicable to all documentation and other materials (including magnetic and optical storage media) and all copies thereof containing or embodying Confidential Information, including documentation and materials such as specifications, manuals, training material, written instructions, schedules and plans.

18.2   The aforegoing notwithstanding, no recipient shall be obligated to treat information as Confidential Information of an owner under this Agreement if:

18.2.1   such information enters the public domain other than in breach of this Clause 18 or any other obligation of confidentiality owed to the owner thereof;

18.2.2   such information was lawfully received by the recipient from a third party who, to the knowledge of such recipient at the time of disclosure, was not subject to any duty of confidentiality, directly or indirectly, to the owner thereof;

18.2.3   such information was expressly in the files of, or known to, the recipient (or its officers, directors, employees, representatives, consultants and professional advisers) provided that knowledge thereof was not obtained, to the knowledge of such recipient, as a result of a disclosure by a third party in violation of any duty of confidentiality, directly or indirectly, to the owner thereof; or

18.2.4   such information is independently developed by the recipient (or its officers, directors, employees, representatives, consultants or professional advisers) or on their behalf without the use of Confidential Information of the owner thereof.

18.3   No Party hereto shall be restricted in disclosing any Confidential Information of any owner if and then only to the extent that such disclosure is required by law or enforceable legal process, or by the rules of any securities exchange or regulatory authority having jurisdiction over such party, provided the party required to make such disclosure:

18.3.1   provides the owner of such Confidential Information notice of such requirement as soon as practicable after the party obligated to make such disclosure learns of such requirement, and thereafter consults with the owner thereof before making any disclosure of such information; and

18.3.2   takes all reasonable steps (including steps reasonably requested by the owner thereof and any Party which is an Affiliate of such owner) to oppose or prevent the disclosure, to limit, to the maximum extent reasonably possible, the scope of such disclosure and to obtain confidential treatment by the recipient of such disclosure.

18.4   The provisions of this Clause 18 shall survive termination of this Agreement for a period of 2 (two) years from the date of such termination.

19.   GOVERNING LAW

This Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the Republic of South Africa.

20.   NOTICES

The Parties choose their addresses set out below as their *domicilium citandi et executandi ("domicilium")* for all purposes arising from or pursuant to this Agreement. All notices, requests, demands and other communications required or permitted to be given pursuant to or in connection with the requirements of this Agreement shall be in writing and signed by the Party or by a duly authorised officer of the Party giving such notice and shall be addressed as follows to the other Party at the addresses set out below or such other address as may from time to time be notified to the other Party in writing for such purposes and shall be sent by overnight or similar express courier, hand delivery or electronic or other facsimile transmission.

20.1   To Telkom:

Telkom SA Limited
Telkom Towers North
152 Proes Street
Pretoria 0001
The Republic of South Africa

Attention: Company Secretary
Facsimile: +27 12 311-3911

20.2   To the SEP:

Thintana Communications LLC
2 Read's Way
Suite 117
Corporate Commons

New Castle, Delaware 19720
U.S.A.

Attn: Mr Rick L Moore
Facsimile: +210 370-1195
Telephone: + 1 210 351-2578

with copies by facsimile, which shall not constitute notice and which if not sent
will not constitute a failure to send notice, to

Attn: Mr Wayne Watts
Facsimile: + 1 210 351-3257
Telephone: + 1 210 351 3476

and

Ms Wang Cheng Yong
Telekom Malaysia-Africa Sdn. Bhd.
Facsimile: + 60 3 2283 2415
Telephone: + 60 2020 2103

20.3   To SBCI-MSI: For service of legal process purposes:

Corporation Trust Center
1209 Orange Street
Wilmington, Delaware 19801
U.S.A.

Facsimile: + 1 210 351-3257
Telephone: + 1 210 351-3476
Attention: Mr Wayne Watts

For all other purposes:

SBC International South Africa LLC
#117 Read's Way
Suite 222
Corporate Commons
New Castle, Delaware 1970
U.S.A.

Facsimile: + 1 210 370-1195
Telephone: + 1 210 351-2578
Attention: Mr Rick L. Moore

with a copy by facsimile, which does not constitute notice and which if not sent
will not constitute a failure to send notice, to:

Mr Wayne Watts
SBC International South Africa LLC
Facsimile: + 1 210 351-3257
Telephone: + 1 210 351-3476

20.4   To TMS:

Telekom Management Services Sdn. Bhd.
Wisma Telekom
Jalan Pantai Baru
50672 Kuala Lumpur
Malaysia

with a copy by facsimile, which does not constitute notice and which if not sent will not constitute a failure to send notice, to:

Ms Wang Cheng Yong
Telekom Malaysia-Africa Sdn. Bhd.
Facsimile: + 60 3 2283 6014
Telephone: + 60 2020 2103

20.5   Any of the Parties shall be entitled from time to time by written notice to all of the other Parties to vary its domicilium to any other address within the Republic of South Africa which is not a post office box or *poste restante.* Any notice given by any Party to any other Party which:

20.5.1   is delivered by hand during normal business hours of the addressee at the addressees' domicilium for the time being shall be presumed to be received by the addressee at the time of delivery; or

20.5.2   is transmitted by electronic or other facsimile transmission (with receipt confirmed) to the addressee at the addressee's domicilium for the time being shall be presumed to have been received by the addressee on the first Business Day following the successful transmission thereof.

20.6   Subject to the other provisions of this Clause 20, no notice given under this Agreement shall be effective unless and until it is actually received by the addressee.

21.   ENTIRE AGREEMENT

This Agreement, including its Appendices, contains the entire agreement and understanding of the Parties in relation to its subject matter and supersedes all prior oral or written negotiations, agreements, representations, understandings or arrangements (if any) between or among the Parties with respect to its subject matter, including expressly the MTSA and the Initial Strategic Services Agreement.

22.   ASSIGNMENT

22.1   Subject to Clause 23 below, this Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties except as follows:

22.1.1   Telkom may do so only with the prior written consent of the SEP;

22.1.2   the SEP may do so only with the prior written consent of Telkom; and

22.1.3   SBCI-MSI and TMS, respectively, may do so only with the prior written consent of the SEP.

23.   SUBCONTRACTING

The SEP and each Personnel Provider may subcontract any part of the Strategic Services to any person which is and remains an owner of the SEP or an Affiliate of such owner and, with the consent of Telkom, to a third party supplier. Any such subcontracting shall not relieve the SEP from its responsibility to provide (or arrange for the provision of) the Strategic Services for which it shall remain primarily liable.

24.   **WAIVER OF SOVEREIGN IMMUNITY**

The Parties recognise and acknowledge that this Agreement and the transactions contemplated by this Agreement constitute a commercial transaction. To the extent that any Party (including the assignee of a Party's rights or obligations under this Agreement) may be entitled, in any jurisdiction, to claim sovereign immunity or any other immunity, as the case may be, from the jurisdiction of any court or arbitral tribunal, or from any legal process, including but not limited to any order, attachment, judgment or award, such Party hereby irrevocably agrees not to claim or assert, and hereby irrevocably waives such sovereign or other immunity. The Parties intend the aforegoing waiver of sovereign immunity to be no less broad than any waiver permitted by the State Immunity Act of 1978 of Great Britain.

25.   **FORCE MAJEURE**

None of the SEP, SBCI-MSI, TMS or any other Personnel Provider shall have any liability for any failure or delay in complying with any provision of this Agreement if, and to the extent and for so long as, that compliance is prevented or substantially hindered by any act of God, government, flood, tempest, severe weather conditions, war (whether declared or not), civil disturbances, revolution, riot, insurrection, other natural disasters, act of terrorism, sabotage, strike, failure to acquire any Permit, labour dispute, other public emergencies or any other cause whatsoever which is substantially beyond the control of the SEP, SBCI-MSI, TMS or any other Personnel Provider, as applicable.

26.   **COUNTERPARTS**

This Agreement may be executed in one or more counterparts and in separate counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same legal document.

27.   **SEVERABILITY**

Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be unenforceable and invalid under applicable law, such provision shall be ineffective only to the extent of such unenforceability or invalidity and the remaining provisions of this Agreement shall continue to be binding and in full force and effect.

28.   **WAIVER**

None of the terms of this Agreement shall be deemed to have been waived by any Party unless such waiver is in writing and signed by that Party. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any provision of this Agreement or of any further breach of the provisions so waived. No extension of time for the performance of any obligation or act hereunder shall be deemed to be an extension of time for the performance of any other obligation or act.

29.   **AMENDMENTS AND MODIFICATIONS**

This Agreement may not be modified, amended, cancelled or changed in any respect except in writing by a person who is authorised to do so by the board or similar governing authority of the Parties against whom such modification, amendment, cancellation or change is sought.

30.   **NO PARTNERSHIP OR AGENCY**

Nothing in this Agreement shall be deemed to create any relationship of employer and employee, joint ventures, partners, fiduciaries or agents between or among any of the Parties or entitle any Party to commit or bind any other Party in any manner.

Each Party is and, in all capacities hereunder, shall remain an independent contractor.

31.   **THIRD PARTY BENEFICIARIES**

Each Personnel Provider not a Party to this Agreement (and their respective Affiliates, assignees, subcontractors, directors, officers, shareholders, employees or agents) is an express third party beneficiary of the terms and conditions of this Agreement which are expressly applicable to Personnel Providers. In addition, TMA and SBCISA are express third party beneficiaries of Clauses 4.1 and 4.2 respectively.

DATED AT   on this   day of   2003.

                                                      For: **TELKOM SA LIMITED**



                                                      _____
                                                      Name:
                                                      Capacity:
                                                      Authority:

DATED AT   on this   day of   2003.

                                                      For: THINTANA   COMMUNICATIONS LLC



                                                      Name:
                                                      Capacity:
                                                      Authority:

DATED AT   on this   day of   2003.

For: **SBC INTERNATIONAL MANAGEMENT SERVICES, INC**



Name :

Capacity:

Authority:

DATED AT   on this   day of   2003

For: **TELKOM MANAGEMENT SERVICES SDN.BHD**

Name:

Capacity:

Authority:

APPENDIX 1

MANAGEMENT STRUCTURE

J:\VDU\CVALKIN\Telkom\Management Structure-SSA.doc
16/01/2003

TELKOM SA GROUP MANAGEMENT STRUCTURE

APPENDIX 1
to the Strategic Services Agreement

(This is the amended Management Structure adopted by the Board on 27 March 2002 which replaces entirely the Management Structure which is set forth in Appendix C to the Original Shareholders' Agreement)


CEO Telkom Group
A
◆ 2 Group Executives
B
COO Telkom
B
MD Vodacom
None
CSMO
B*
CTO
B*
CIO
B*
CFO
B
CSO
B
MD TDS
B*
MD Swiftnet
A
ME Corp/Global
B
ME ANO
B*
ME OSS
B*
GE Procurement
B*
GE Corp Coms
A
ME Bus/Govt
A
ME TNS
B*
ME IT
B
Comptroller
B
GE Regulatory
A
GE-HR
A
ME Consumer
B*
ME CNO
B
GE Legal
A
ME Public
B*
ME DSS
B*
Senior Managers
B
15 during the financial year 2002/3
12 during the financial year 2003/4
∇ Senior Managers
C
9 during the financial year 2002/3
12 during the financial year 2003/4
ME Special Mkts
A
Training/CFL
A
ME Credit/Collection
A

In this amended Management Structure:

- "Shareholders' Agreement" means the Shareholders' Agreement dated 14 May 1997 between Telkom, the SEP and the Minister for Communications of the Government of the Republic of South Africa
- words and expressions defined in the Shareholders' Agreement which appear herein, shall have the same meanings as ascribed to them in the Shareholders' Agreement
- "A" = positions to be filled by Telkom
- "B" = SEP Appointments
- "B*" = SEP Appointments which are currently, as at the date of the adoption of this Management Structure, being filled by members of Disadvantaged Groups in anticipation of the Transition Period as contemplated in clause 4.05(c) of the Shareholders' Agreement
- "C" = SEP Appointments, but to be made only as and when requested by Telkom

\# The reporting lines for these Senior Managers who are SEP Appointments are to be entirely flexible within the Management Structure and are to be determined by the SEP in accordance with its judgement of how these managers should be deployed from time to time

∇ The reporting lines for these Senior Managers are to be entirely flexible within the Management Structure and are to be determined by Telkom in accordance with its judgement of how these managers should be deployed from time to time

◆ The strategic services to be provided by these 2 SEP Appointments shall be management and technical services and advice relating to an initial public offering ("IPO") of Shares and/or listing of Shares and/or other corporate responsibilities as determined by the CEO from time to time.

SCHEDULE OF AUTHORISATIONS

Schedule of Authorisations

(which was amended by the Board on 12 August 1997 in accordance with the attached resolution passed by the Board on that date)

Subject to the Articles and the rights of the Minister and the SEP with respect to Deserved Matters, the senior managers of Telkom shall have the following authority with respect to all matters other than those matters within the authority of the Operating Committee pursuant to Clause 5.

1. The CEO shall have authority to bind Telkom to transactions (or a series of related transactions) consistent with the CEO's delegated management responsibilities where the aggregate of payments and other consideration given by the parties thereto will not exceed fifty million Rand (R50 000 000).

2. The COO shall have authority to bind Telkom to transactions (or a series of related transactions) consistent with the COO's delegated management responsibilities where the aggregate of payments and other consideration given by the parties thereto will not exceed thirty-five million Rand (R35 000 000).

3. Each Group executive (other than the COO) shall have the authority to bind Telkom to transactions (or a series of related transactions) consistent with their respective delegated management responsibilities where the aggregate of payments and other consideration given by the parties thereto will not exceed ten million Rand (R10 000 000). The HRO shall have the authority, subject to the approval of the HRRC and the Board, and in accordance with the then current Annual Budget and the Business Plan, to conduct negotiations with employee groups and union representatives including without limitation collective bargaining agreements on behalf of Telkom.

4. Each Managing Executive shall have authority to bind Telkom to transactions (or a series of related transactions) consistent with their respective delegated management responsibilities where the aggregate of payments and other consideration given by the parties thereto will not exceed five million hand (R5 000 000).

5. Each other Senior Manager shall have authority to bind Telkom to transactions (or a series of related transactions) consistent with each such Senior Manager's delegated management responsibility where the aggregate of payments and other consideration given by the parties thereto will not exceed two hundred fifty thousand stand (R250 000).

With respect to matters within the authority of the Operating Committee pursuant to Clause 5.03, the senior managers of Telkom shall have only such authority as the Operating Committee may from time to time delegate as a Reserved Matter.



TELKOM SA LIMITED

EXTRACT FROM MINUTES OF BOARD MEETING, NO 5 OF 1997 HELD ON 12 AUGUST 1997 IN THE BOARD ROOM, 24TH FLOOR, TELKOM TOWER NORTH, 152 PROES STREET, PRETORIA

3.6   Schedule of Authorisations - proposed amendments

The following amendments as proposed by the Chief Financial Officer were **APPROVED** by the meeting in accordance with clause 3.02 of the Shareholders Agreement as **RECOMMENDED** by the Operating Committee in accordance with clause 5.03 of the said agreement.

Approval Authority	Management Level
Up to R50 million	Chief Executive Officer
Up to R35 million	Chief Operating Officer
Up to R20 million	Group/Managing Executive
Up to R2 million	Executive (E-level)
Up to R1 million	Manager (D-level)

AUTHORISATION was also **GRANTED** to the Chief Financial Officer of the Company to revise the authorities of all other levels based on the needs of the Company and to finalise the Delegation of Authority, **PROVIDED** that the amount of the approved authority which he may confer for any such lower level shall not exceed R1 million.

CERTIFIED a true copy. _____

VINCENT MASHALE
COMPANY SECRETARY

Pretoria
16 January 2003

LONG-TERM PERSONNEL PAYMENT SCHEDULE

Year of Agreement	Annual Rate COO Telkom, CSO, CFO, CIO, CMSO and CTO (000) US$		Annual Rate per Group and Managing Executive (000) US$		Annual Rate Per Senior Manager (000) US$	
	US Personnel	Malaysian Personnel	US Personnel	Malaysian Personnel	US Personnel	Malaysian Personnel
1	1,570	808	932	556	873	461
2	1,617	857	960	589	899	489
3	1,666	908	989	624	926	518

- All amounts above are exclusive of "gross ups" for withholdings and deductions and value added taxes.

- For further years, the annual amounts shall be increased annually by 5%.

SHORT-TERM PERSONNEL PAYMENT SCHEDULE

Year of Agreement	Rate Per Month Per Senior Manager US$	
	US Personnel	Malaysian Personnel
1	45,020	23,356
2	46,400	24,757
3	47,800	26,242
4	49,200	27,817

- All amounts above are exclusive of "gross ups" for withholdings and deductions and value added taxes.

- For further years, the annual amounts shall be increased annually by 5%.

APPENDIX 5

AGGREGATE ANNUAL PAYMENT SCHEDULE

Year of Agreement	Aggregate Annual Payment Amount (000) US$
1	52,200
2	35,800
3	36,900
4 and thereafter	38,745

All amounts above are exclusive of "gross ups" for withholdmgs and deductions and value added taxes